UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 30, 2020, Husky Energy Inc. issued a press release declaring a quarterly dividend on its common shares for the three-month period ended June 30, 2020, payable October 1, 2020 to shareholders of record at the close of business on September 1, 2020. It also announced the regular quarterly dividends on each of its Cumulative Redeemable Preferred Shares, Series 1, Series 2, Series 3, Series 5 and Series 7 for the three month period ended September 30, 2020. The dividends will be payable on September 30, 2020 to shareholders of record as at the close of business on September 1, 2020. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: July 30, 2020		GENERAL COUNSEL & SECRETARY

Exhibit A

Calgary, Alberta

July 30, 2020

Husky Energy Announces Second Quarter 2020 Dividend

and Third Quarter 2020 Preferred Shares Dividend Payments

Husky Energy’s Board of Directors has approved a quarterly dividend of $0.0125 (Cdn) per common share for the three-month period ended June 30, 2020.

The dividend will be payable on October 1, 2020 to shareholders of record at the close of business on September 1, 2020.

Regular dividend payments on each of the Cumulative Redeemable Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – will be paid for the three-month period ended September 30, 2020. The dividends will be payable on September 30, 2020 to holders of record at the close of business on September 1, 2020.

Share Series	Dividend Type	Rate (%)	Dividend Paid ($/share)
Series 1	Regular	2.404	$0.15025
Series 2	Regular	1.985	$0.12474
Series 3	Regular	4.689	$0.29306
Series 5	Regular	4.591	$0.28694
Series 7	Regular	3.935	$0.24594

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Kim Guttormson, Manager, Communications Services 403-298-7088